New Age Alpha Trust

555 Theodore Fremd Ave., Suite A-101

Rye, New York 10580

Northern Lights Distributors, LLC

4221 North 203rd Street

Elkhorn, Nebraska 68022

VIA EDGAR

December 23, 2020

Mr. Raymond A. Be

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street N.E.

Washington, DC 20549

Re:       New Age Alpha Trust

File Nos. 811-23461 and 333-232993

Dear Mr. Be:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby request the acceleration of the effective date of Pre-Effective Amendment No. 4 on Form N-1A in respect of its series, AVDR US LargeCap Leading ETF, AVDR US LargeCap ESG ETF, and AVDR Quality High Yield Corporate Bond ETF (each a “Fund” and collectively, the “Funds”), to Monday, December 28, 2020 or as soon thereafter as practicable.

Northern Lights Distributors, LLC, the principal underwriter for the Funds, has also signed this letter requesting acceleration.

The undersigned are aware of their obligations under the 1933 Act.

If you have any additional questions, or need additional information, please contact Jesse Hallee at (513) 869-4335.

Sincerely,

New Age Alpha Trust	Northern Lights Distributors, LLC

By: /s/ Jesse Hallee	By: /s/ William J. Strait
Name: Jesse Hallee	Name: William J. Strait
Title: Secretary	Title: President